[UNITED STATES BASKETBALL LEAGUE, INC. LETTERHEAD]




                                              January 26, 2006



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Yong Choi

                    Re:   United States Basketball League
                          Form 10-QSB for the quarter ended May 31,
                          2005 File No: 001-15913
                          -----------------------------------------

Ladies and gentlemen:

          The following are the responses to the comments of the Securities and Exchange Commission (the "SEC") set forth in your letter dated January 11, 2006 (the "Comment Letter") with respect to the filing by the United States Basketball League (the "Company") of the above-referenced Form 10-QSB. All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter.

Consolidated Statements of Operations
-------------------------------------

          1. Subsequent to the Company's filing of its Forms 10-QSB for each of the first and second quarters of 2005 and its response to your comment letter dated November 1, 2005, the Company's accountant learned that the marketable equity securities in question were owned by Meisenheimer Capital, Inc. ("MCI"), an affiliate of the Company, and had been accounted for as such through February 2005. In March 2005, the Company obtained ownership of such securities through a transfer from MCI, of which the accountant was unaware. Simultaneously with the filing of this letter, the Company is amending the Quarterly Reports on Form 10-QSB for the quarters ended May 31, 2005 and August 31, 2005 previously filed with the SEC to reflect this transfer. See Note 2 to each of such Forms 10-QSB, which discloses the time at which the securities were acquired and contains the disclosures required under paragraph 21 of FASB Statement No. 115.

          2. As discussed above, when the May 31, 2005 Form 10-QSB was originally filed, the Company's accountant was unaware of the circumstances surrounding the acquisition of the marketable equity securities. Accordingly, the


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accountant  recorded as gain from  marketable  equity  securities an amount
(i.e.,  $68,189)  equal to the market  value of the  securities  at May 31, 2005
(i.e., $40,275) plus what he believed at the time to be net proceeds from the sales of securities with $0 carrying value (i.e., $27,914).

          The Company's accountant subsequently learned that the securities were acquired in March 2005 from a related party for consideration of $68,674 and that $10,000 of the $27,914 was a loan from a stockholder, not proceeds from the sale of securities. Accordingly, the Company has amended the May 31, 2005 Form 10-QSB to increase the amount due to affiliates by $68,674, increase the amount due to stockholders by $10,000, decrease the gain from marketable equity securities by $68,189, increase the loss from marketable equity securities by $10,490, increase dividend income by $4.00, and increase accounts payable and accrued expensed by $1.00 (rounding). The Company has also amended the August 31 Form 10-QSB accordingly.

          The Company hereby acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

          If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact the Company's legal counsel, Kevin W. Waite, at (516) 937-5900.



                                         Very truly yours,


                                         UNITED STATES BASKETBALL LEAGUE, INC.


                                         By: /s/Daniel T. Meisenheimer
                                             -----------------------------
                                             Daniel T. Meisenheimer
                                             President